

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

23rd January, 2006.



Attn: Filing Desk - Stop 1-4



Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 20th January 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) a news release, dated 23rd January 2006, advising that Mr Kevin Carton has been appointed as a Non-executive Director of the EMI Group plc with effect from 1st February 2006.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373



News Release

FOR IMMEDIATE RELEASE

ER 06/11

EMI APPOINTS KEVIN CARTON AS NON-EXECUTIVE DIRECTOR

LONDON, 23 JANUARY 2006 -- EMI Group has appointed Kevin Carton, the former global leader of PricewaterhouseCoopers' (PwC) entertainment and media practice, as a non-executive director of the company with effect from 1 February.

Mr Carton spent 38 years with PwC in New York where he advised top media and entertainment companies from around the world on strategies to succeed in the rapidly changing environment of the entertainment, media, information and communication industries. He retired from PwC in 2004.

Eric Nicoli, chairman of EMI Group, said: "I'm very pleased to welcome Kevin to EMI's board. His experience will be of immense benefit to the company as we move forward. He has been at the heart of the global media and entertainment industry for many years and his understanding and strategic perspective of the issues facing the sector will be invaluable to us."

Mr Carton, who is 62, joined Price Waterhouse after graduating from Rutgers University in his native New Jersey with a BA and MBA, becoming a partner at the firm in 1977. He founded the highly respected annual reference publication 'PwC Entertainment & Media Five-Year Outlook' and has hosted 'Entertainment and Media Summits' in the US, Europe, Asia-Pacific, South America and South Africa to discuss with executives the challenges and opportunities of these markets.

more...

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

As well as EMI, Mr Carton also serves on the boards of executive recruitment firm Russell Reynolds Associates, technology infrastructure company BrainShield Technologies and New York City social service and youth development agency Good Shepherd Services.

It is envisaged that in due course Mr Carton will become the chairman of EMI's audit committee, succeeding Kathleen O'Donovan who completes her third three-year term as a non-executive director of EMI in November of this year.

-ENDS-

Enquiries:

Amanda Conroy, tel: 020 7795 7529
Richard O'Brien, tel: 020 7795 7447
at EMI Group, London.
www.emigroup.com

Note for editors:

The appointment of Mr Carton brings the membership of EMI's board to 10 members: six non-executive and four executive directors. As well as Kevin Carton the non-executive directors are: John Gildersleeve, who is EMI Group deputy chairman, Sly Bailey, Peter Georgescu, David Londoner and Kathleen O'Donovan.

The executive directors are: Eric Nicoli, Alain Levy, chairman and CEO of EMI Music, Martin Bandier, chairman and CEO of EMI Music Publishing, and Martin Stewart, EMI Group CFO.